
October 5, 2020

Daniel Hodges
Chief Executive Officer
ComSovereign Holding Corp.
5000 Quorum Drive, STE 400
Dallas, TX 75254

> **Re: ComSovereign Holding Corp.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed September 28, 2020**
> **File No. 333-248490**

Dear Mr. Hodges:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1

Selected Financial Information, page 6

1.   We note your revisions made in response to our prior comment 2. Please consider moving the historical line item of weighted average shares outstanding to place directly beneath the basic and diluted loss per share historical line item. In addition, for the second pro forma basic and diluted loss per share line item and its related footnote (4), please consider revising the title to be supplemental pro forma basic and diluted loss per share. Further, for both the pro forma and newly revised named supplemental pro forma basic and diluted loss per share line items, please provide their separate pro forma weighted average shares outstanding.

Exhibits

2.   We note your listing of Exhibits at page II-10 discloses that the Exhibit 23.1 consent of Haskell & White is filed herewith. However, we are unable to locate the filing of this exhibit. In the next amendment, please include an updated accountants' consent from your independent auditors.

     You may contact Beverly Singleton at 202-551-3328 or Melissa Raminpour at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Eric M. Hellige